Exhibit 99.5

Transactions since the most recent filing of the Schedule 13D*

Trade Date	Amount of Shares Sold	Weighted Average Price/Price Per Share ($)	Range of Price ($)
May 10, 2013	65,000	40.4271	40.16-40.61
May 14, 2013	35,000	40.0862	40.00-40.21
May 31, 2013	50,000	43.0726	43.00-43.275
June 10, 2013	150,000	47.0389	46.07-47.65
July 10, 2013	90,000	50.5520	50.10-51.42
July 11, 2013	60,000	50.6602	50.16-51.48
August 12, 2013	90,000	54.3391	53.83-54.96
August 13, 2013	60,000	54.5720	54.50-54.70

*	The sales were made pursuant to the 2013 Rule 10b5-1 stock plan. These shares were sold in multiple transactions on the open market. The Foundation undertakes to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth herein.